Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT OF 1934
The following summary of the terms of the capital stock of Via Renewables, Inc. (the “Company” or “we,” “us,” or “our”) is not meant to be complete and is qualified by reference to the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and the complete text of our amended and restated certificate of incorporation (our “certificate of incorporation”), the certificate of designation for the Series A Preferred Stock (the “certificate of designation”) and the second amended and restated bylaws of the Company (our “bylaws”). For a complete description of our capital stock, refer to our certificate of incorporation, the certificate of designation and bylaws, all of which are incorporated by reference as exhibits to this report.
We have one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our 8.75% Series A Fixed-to-Floating Rate Cumulative Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”).
Series A Preferred Stock
Our board of directors has adopted a certificate of designations to our certificate of incorporation establishing the Series A Preferred Stock. The certificate of designations initially authorized 4,000,000 shares of Series A Preferred Stock. Our board of directors may authorize and issue additional shares of Series A Preferred Stock, from time to time, without obtaining consent of the holders of shares of Series A Preferred Stock. The foregoing provides a summary of certain terms and provisions of the Series A Preferred Stock.
Maturity. The Series A Preferred Stock has no maturity date, and we are not required to redeem the Series A Preferred Stock. Accordingly, the Series A Preferred Stock will remain outstanding indefinitely unless we decide to redeem it pursuant to our optional redemption right or our special optional redemption right in connection with a Change of Control, or under the circumstances set forth below under “—Limited Conversion Rights Upon a Change of Control” and elect to convert such Series A Preferred Stock. We are not required to set aside funds to redeem the Series A Preferred Stock.
Dividends. Holders of the Series A Preferred Stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends payable on the 15th day of each April, July, October and January (each a “Dividend Payment Date,” and each such quarterly period, a “Dividend Period”); provided that if any Dividend Payment Date is not a Business Day, then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding Business Day, and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that Dividend Payment Date to that next succeeding Business Day. Dividends on the Series A Preferred Stock accrue daily and are cumulative from, and including, the date of original issue. “Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.
Dividend Rate. Holders of shares of the Series A Preferred Stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends at an annual rate of 8.75%, based on the $25.00 liquidation preference per annum (the “Fixed Dividend Rate”) during the Fixed Rate Period (as defined below). The Fixed Dividend Rate shall accrue from, and including, the date of original issuance to, but not including, April 15, 2022 (the “Fixed Rate Period”). On and after April 15, 2022 (the “Floating Rate Period”), dividends on the Series A Preferred Stock shall accrue at an annual rate equal to the sum of (a) Three-Month LIBOR (if it
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then exists), or an alternative reference rate as of the applicable determination date, as calculated on each applicable date of determination and (b) 6.578%, based on the $25.00 liquidation preference per share of Series A Preferred Stock (the “Floating Dividend Rate”). Following the cessation of the publication of U.S. LIBOR on June 30, 2023, we use Three Month CME Term SOFR plus a tenor spread of 0.26161 percent (or 26.161 bps) to calculate the dividend rate on the Series A Preferred Stock pursuant to the rules of the Adjustable Interest Rate (LIBOR) Act.
Ranking; Liquidation Preference. The Series A Preferred Stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up, ranks: (i) senior to all of our Class A common stock, par value $0.01 per share (our “Class A Common Stock”) and any junior stock; (ii) equal to any parity stock; (iii) junior to all senior stock; and (iv) junior to all of our existing and future indebtedness. If declared dividends on the Series A Preferred Stock are not paid on an applicable Dividend Payment Date, we will not pay a dividend on any parity stock or junior stock until all accrued and unpaid dividends on the Series A Preferred Stock have been paid.
Restrictions on Dividends. No dividend may be declared or paid or set apart for payment on any junior securities (other than a dividend payable solely in junior securities or cash in lieu of fractional junior securities) unless full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Stock and any parity stock through the most recent respective Dividend Payment Date.
Optional Redemption. On and after April 15, 2022, we may, at our option, upon not less than 30 nor more than 60 days written notice, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If we elect to redeem any shares of Series A Preferred Stock as described in this paragraph, we may use any available cash to pay the redemption price.
Special Optional Redemption. Upon the occurrence of a Change of Control, provided no limiting document may prohibit it, we may, at our option, upon not less than 30 days nor more than 60 days’ written notice, redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date (as defined below under “—Limited Conversion Rights Upon a Change of Control”), we have provided notice of our election to redeem some or all of the shares of Series A Preferred Stock (whether pursuant to our optional redemption right described above under “—Optional Redemption” or this special optional redemption right), the holders of shares of Series A Preferred Stock will not have the Change of Control Conversion Right (as defined and described below under “—Limited Conversion Rights Upon a Change of Control”) with respect to the shares called for redemption. If we elect to redeem any shares of the Series A Preferred Stock as described in this paragraph, we may use any available cash to pay the redemption price.
A “Change of Control” is deemed to occur when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:
•the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, arrangement, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act); or
•the consummation of any transaction or series of related transactions (including, without limitation, any merger, arrangement, amalgamation or consolidation), the result of which is that (a) any “person” (as defined above) becomes the beneficial owner, directly or indirectly, of more

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than 50% of the total voting power of all of our Class A Common Stock and Class B common stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) entitled to vote generally in the election of our directors, measured by voting power rather than number of shares of Common Stock or (b) any person that is a holder of the Class B Common Stock becomes the beneficial owner, directly or indirectly, of more than 75% of the total voting power of all of our Common Stock entitled to vote generally in the election of our directors, measured by voting power rather than number of shares of Common Stock; and provided, that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.
Conversion, Exchange and Preemptive Rights. Except as described under “—Limited Conversion Rights Upon a Change of Control,” the Series A Preferred Stock will not be subject to preemptive rights or be convertible into or exchangeable for any other securities or property at the option of the holder.
Limited Conversion Rights Upon a Change of Control. Upon the occurrence of a Change of Control, each holder of shares of Series A Preferred Stock will have the right (unless, prior to the change of control conversion date, we have provided or provide irrevocable notice of our election to redeem the Series A Preferred Stock as described above under “—Optional Redemption,” or “—Special Option Redemption”) to convert some or all of the shares of Series A Preferred Stock held by such holder on the change of control conversion date, into the common stock conversion consideration, which is equal to the lesser of:
•the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock plus the amount of any accumulated and unpaid dividends (whether or not declared) to, but not including, the change of control conversion date (unless the change of control conversion date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the common stock price (such quotient, the “Conversion Rate”); and
• 0.73394 shares of Class A Common Stock, subject to certain adjustments (the “Share Cap”).
The certificate of designations initially designated a Share Cap of 1.83482, but the Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of Common Stock), subdivisions or combinations (in each case, a “Share Split”) with respect to the Class A Common Stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of Class A Common Stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of Common Stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Share Split.
The original Share Cap of 1.83482, as adjusted for the Company’s 2-to-1 forward split in June 2017, and the 5-to-1 reverse split in March 2023, is 0.73394.
In the case of a Change of Control pursuant to which our Class A Common Stock will be converted into alternative form consideration, a holder of Series A Preferred Stock will receive upon conversion of such Series A Preferred Stock the kind and amount of alternative form consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of our Class A Common Stock equal to the common stock conversion consideration immediately prior to the effective time of the Change of Control.

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Notwithstanding the foregoing, the holders of shares of Series A Preferred Stock will not have the Change of Control Conversion Right if the acquiror has shares listed or quoted on the NYSE, the NYSE American or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ, and the Series A Preferred Stock becomes convertible into or exchangeable for such acquiror’s listed shares upon a subsequent Change of Control of the acquiror.
Voting Rights. Holders of shares of Series A Preferred Stock generally have no voting rights. If, however, either (i) we have not paid dividends on the Series A Preferred Stock for six or more Dividend Periods, whether or not consecutive, or (ii) we fail to maintain the listing of the Series A Preferred Stock on the NYSE, the NYSE American or NASDAQ, or on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ, for a period of 180 consecutive days, then holders of Series A Preferred Stock, together with the holders of any Parity Stock upon which like voting rights have been conferred and are exercisable, will be entitled to elect two additional directors to our Board of Directors.
Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Stock, voting as a single class, we may not (i) adopt any amendment to our certificate of incorporation relating to the Series A Preferred Stock to affect materially and adversely the rights, privileges, restrictions or conditions of the Series A Preferred Stock, or (ii) authorize, create or increase the authorized number of shares of Senior Stock.
Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law
Some provisions of Delaware law, and our certificate of incorporation and our bylaws described below, contains provisions that could make acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors more difficult. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware law. In our certificate of incorporation, we have elected not to be subject to the provisions of Section 203 of the DGCL) regulating corporate takeovers until the date on which W. Keith Maxwell III no longer beneficially owns in the aggregate more than fifteen percent of the outstanding Common Stock. On and after such date, we will be subject to the provisions of Section 203 of the DGCL.

In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NASDAQ Global Select Market, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

•the transaction is approved by the board of directors before the date the interested stockholder attained that status;

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•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
Certificate of Incorporation and Bylaws. Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests.
Among other things, our certificate of incorporation and bylaws:

•Provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms. Our staggered board may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

•Provide that the authorized number of directors may be changed only by resolution of the board of directors.

•Provide that all vacancies in our board, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

•Provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without shareholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

•Provide that at any time after the first date upon which W. Keith Maxwell III no longer beneficially owns more than fifty percent of the outstanding Common Stock, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series (prior to such time, such actions may be taken without a meeting by written consent of holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting).

•Provide that at any time after the first date upon which W. Keith Maxwell III no longer beneficially owns more than fifty percent of the outstanding Common Stock, special meetings of our stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board (prior to such time, special meetings may also be called by our Secretary at the request of holders of record of fifty percent of the outstanding Common Stock).

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•Provide that our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our outstanding stock entitled to vote thereon.

•Provide that our bylaws can be amended by the board of directors.

•Establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

•Provide that we renounce any interest in existing and future investments in other entities by, or the business opportunities of, NuDevco Partners, LLC, NuDevco Partners Holdings, LLC and W. Keith Maxwell III, or any of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than our directors who are presented business opportunities in their capacity as our directors or officers) and that they have no obligation to offer us those investments or opportunities.

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